EXHIBIT 99.1

Auryn Resources Appoints Natasha Frakes as Manager of Corporate Communications

VANCOUVER, British Columbia, April 20, 2018 (GLOBE NEWSWIRE) -- Auryn Resources Inc. (TSX:AUG) (NYSE American:AUG) (“Auryn” or the “Company”) is pleased to announce the appointment of Natasha Frakes as the Company’s Manager of Corporate Communications. She is now the main point person for the development, implementation, and management of external communications and investor relations strategies. Frakes is taking over the role previously held by Jay Adelaar, who remains with the Company in a consulting capacity.

Frakes’ background is in journalism, formerly working as a news reporter for CBC Vancouver and producing content for television, radio, and web. She has also spent several years in leadership roles as a news anchor for CBC Calgary and CTV Regina. Her more recent work as a host for Market One Media, in which she interviews mining executives for broadcast on Canada’s national business news network (BNN), gained her valuable insight into the resource sector and helped lead her to her new role with the Company. Frakes has a bachelor’s degree in English with an emphasis on writing and a certificate in journalism from Loyola Marymount University in Los Angeles.

Shawn Wallace, the Company’s President and CEO, stated, “We are very pleased to welcome Natasha to the team. In a market where investor awareness has become increasingly competitive, Natasha’s extensive media background will be key in communicating our messages to our stakeholders.”

Wallace further stated, “Jay has and continues to be a valuable asset to the Company, we are appreciative of his ongoing involvement as a consultant.”

On Behalf of the Board,

Shawn Wallace
President & CEO

For further information on Auryn Resources, please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or natasha.frakes@aurynresources.com.

About Auryn Resources:

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio. Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay and Gibson MacQuoid gold projects located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

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